SUPERCLICK

The Complete Internet Access & Management Solution for the Hospitality Industry

October 30, 2007

The Securities and Exchange Commission
Attention Larry Spirgel
450 Fifth Street, N.W.
Washington, DC, 20549

Subject: Superclick Inc. Form 10-KSB filed January 30, 2007 for the year ended October 31, 2007.

File Number: 333-31238

Mr. Spirgel,

We have received your letter dated October 18, 2007 requesting commentary on certain areas of the 10-KSB for the year ended October 31, 2006 as filed January 30, 2007.

All queries have been addressed below and we look forward to finalize the review at your earliest. During the process, should you require further details or information, please do not hesitate to contact the undersigned.

Regards,

Jean Perrotti
C.F.O.

Form 10KSB for fiscal year 2006

1. We intend to revise our consolidated statement of operations to reclassify the goodwill write-off to a separate line item within operating costs pursuant to SFAS 142, paragraph 43.

2. Please refer to Page F-40 of our 10KSB filed February 15, 2006. There you will see the proforma consolidated balance sheet. The purchase of Hotel Net, LLC ("HN") was allocated pursuant to FASB 141 whereby fair value was assigned to the liabilities assumed and assets acquired. No value was assigned to an asset other than goodwill due to the fact that HN used off-the-shelf software and their customer base was small. The original reason for the purchase was to gain a footprint in the U.S. Unfortunately, the acquisition proved a disaster and was entirely written off in the quarter acquired.

   Pursuant to the purchase of HN the Company paid HN $450,000. Pursuant to the membership purchase agreement certain cash payments were to be made from HN to interested parties of HN out of those funds, including $127,600, or 100% of the membership interests. These payments were made by HN in the same quarter as the acquisition. Our interpretation of FASB 141 led us to allocate $127,600 of the purchase price to the member equity of HN as those member interests represented a claim to the assets of HN. The alternative accounting for the purchase of the member interests would have been to reduce goodwill and thus net income due to the impairment write-down of 100% of the goodwill. However, the $127,600 represents only 5.95% ($127,600 / $2,145,135 total assets as of 10/31/05) of total assets and 2.97% ($127,600 / $4,284,225 FY 2005 net loss) of the net loss thereby making any adjustment materially unnecessary.

3. Generally (Per FASB 123r, Page 269,"Broker-assisted cashless exercise"), all the exercised shares are sold and the broker returns to the Company that portion of cash needed to pay for the exercise price and any other required withholdings and delivers the remaining balance to the optionee. This would result in a debit to cash. In our Company's circumstance, there was no broker assisted cashless exercise of shares. The shares used to recover the exercise price of the exercised shares were returned to and reissued in the name of the Company. The company did not receive cash, but stock and recorded that stock to treasury.

4. We intend to revise our consolidated statement of comprehensive income to eliminate the derivative gain/(loss).

5. The penalty interest on our convertible debenture was a non cash adjustment. We intend to reclassify this item in the operating section of the statement of cash flows.

6. From time to time, albeit infrequently approximately ½ of 1% of total revenue, customers may purchase equipment (small parts and periphery). For such purposes, revenue is recognized Pursuant to SAB 101, as amended by SAB 104, when an arrangement exists, delivery has occurred, a price is established and collectability is reasonably assured.

7. Pursuant to EITF 96-19 extinguishment accounting should be utilized when an exchange or modification is considered *substantial*. The terms of the original and new notes are virtually identical with 9% annual interest and 4 month (original note term) and 5 (new note term) maturities. No call or put provisions exist in either note. However, the conversion feature of each note did change in that the conversion price of the old note was $.50 and the new note is $.03.

   We performed the present value analysis on the note exchange per the terms of each note (not including the embedded conversion feature) utilizing the guidance in EITF 96-19, which yielded less than a 1% difference in the present value of the new note compared to the present value of the old note on the exchange date.

Pursuant to EITF 96-19, Page 9-10 (Also refer to EITF 06-6, Section 6-7.):

"Issue No. 06-6, "Debtor's Accounting for a Modification (or Exchange) of Convertible Debt Instruments," which was discussed at the September 7, 2006 and November 16, 2006 meetings, supersedes Issue No. 05-7, "Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues," and amends the guidance in this Issue to clarify that the change in the fair value of an embedded conversion option resulting from a modification in the terms of an existing debt instrument or an exchange of debt instruments should not be included in the cash flow test of whether the terms of the new debt instrument are substantially different from the terms of the original debt instrument under Issue 96-19. However, a separate analysis must be performed if the cash flow test under Issue 96-19 does not result in a conclusion that a substantial modification or exchange has occurred. Under that separate analysis, a substantial modification or exchange has occurred, and the issuer should apply extinguishment accounting if the change in the fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) is at least 10 percent of the carrying amount of the original debt instrument immediately prior to the modification or exchange. Additionally, a modification or an exchange of debt instruments that adds a substantive conversion option or eliminates a conversion option that was substantive at the date of the modification or exchange would always be considered substantial, and debt extinguishment accounting would be required in those circumstances. In addition, Issue 06-6 requires that when a convertible debt instrument is modified or exchanged in a transaction that is not accounted for as an extinguishment, an increase in the fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) should reduce the carrying amount of the debt instrument (increasing a debt discount or reducing a debt premium) with a corresponding increase in additional paid-in capital."

We performed a fair value analysis of the embedded conversion option as of July 25, 2006 (the Exchange Date) utilizing the Black Scholes Option Pricing model to determine the fair market value of the embedded option for the old and the new notes as of the exchange date. We discovered an increase in value of approximately $30,917, or 8.3% of the carrying amount of the original debt. Since the threshold 10% was not met we did not utilize extinguishment accounting. We noted that the increase in the value of the embedded conversion option warranted a discount to the face amount of the new note with a corresponding increase in additional paid in capital. However, we did not record the discount since the relevant guidance of EITF 06-6, Transition, Section 9, does not require application until our fiscal year 2007. In addition, the increase in the value of the embedded conversion option is immaterial at 1.4% ($30,917 / $2,145,135 total assets as of 10/31/05) of total assets.

EITF 06-6, Transition, Page 5, Section 9.

"The consensus in this Issue should be applied to modifications or exchanges of debt instruments occurring in interim or annual reporting periods beginning after Board ratification (November 29, 2006). Earlier application of this Issue is permitted for modifications or exchanges of debt instruments in periods for which financial statements have not yet been issued. Retrospective application to previously issued financial statements is not permitted."

8. We intend to revise footnote N to include all the information required by SFAS 123r, paragraphs 64 and 84.

9. **SFAS 154, Effective Date and Transition.** B35. The Board decided that the provisions of this Statement should be effective for accounting changes made in fiscal years beginning after December 15, 2005. The Board decided to require prospective application of this Statement because it does not believe the benefits of adjusting previously issued financial statements to retrospectively apply accounting changes that were made before this Statement was issued outweigh the costs of doing so.

   SAB 108. If the understatement of current year expense is material to the current year, after all of the relevant quantitative and qualitative factors are considered, the prior year financial statements should be corrected, even though such revision previously was and continues to be immaterial to the prior year financial statements. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior year financial statements.

   Materiality
   The rollover approach is not applicable to this analysis since none of the adjustments originated in the current year. Using the iron curtain approach, which is applicable to this instance, results in a $73,700 current year adjustment to correct the 2004 and 2005 misstatements resulting in an increase in expense and accounts payable. The following analysis is provided for materiality determination:

	2004	**2005**	**2006**	**9 months 2007**
Total Assets	3,462,305	2,145,135	1,806,695	2,342,406
Net Income	(828,017)	(4,284,225)	2,399,604	187,431
Cumulative Adj	32,632	41,068	73,700	73,700
Adj as % of total assets	0.9%	1.9%	4.1%	3.1%
Adj as % of net income	-3.9%	-1.0%	3.1%	39.3%

   We believe that it is probable that the judgment of a reasonable person relying upon the prior year reports would not have been changed or influenced by the inclusion or correction of the above adjustments based on their materiality. Based on the transition date, and SAB 108 guidance, no restatements to financial statements are required due to the immateriality of the prior year misstatements on those financial statements. Per SAB 108, the correction can be made the next time prior year financial statements are filed. Also, per SAB 108, the board concludes that prior year financial statements should be corrected if the misstatement is material to the current year. So even though the prior year financial statements should be corrected, filing of those adjustments is not required when the threshold of materiality is not met in prior years such as in this case.

   Since financial reports for 2005 and 2004 will not be filed again, the adjustments are not material to 2006, and we are not required to amend our filings the board has then left only two options; 1) adjust current period beginning balances, including retained earnings and accounts payable; or 2) adjust the current period financial statements to illustrate the cumulative adjustment and properly disclose in the footnotes for both options.

   We have performed option 2 in our current year financial reports due to the discovery of the misstatement becoming apparent during our second quarter. For the following reasons we believe that no change is required to our current year filings:

   a. The current year income statement has yet to be filed and materiality on an annual basis for 2007 cannot be determined at this time.

   b. Net income before the cumulative adjustment is prominently displayed. We believe that our separation of this adjustment on the income statement and additional footnote disclosure is sufficient enough to properly state the Company's financial position and allow readers of our financial statements to be accurately informed of our Company's performance for current period operating activities to date.

c. The accounts payable balance for these adjustments was properly reflected on our Q3 2007 filing (July 31, 2007) since we paid these liabilities during Q3 2007.

d. The time and expense incurred to restate current year financial reports exceeds the benefits to readers of our financial statements in light of item b. above.

10. This comment refers to comment #3. However, we believe this is a typo and you meant to refer to comment #4. In which case, we intend to revise our consolidated statement of comprehensive income to eliminate the derivative gain/(loss).

11. Pursuant to EITF 96-19 a substantial modification to the terms of the new notes occurred. Thus, we implemented extinguishment accounting pursuant to paragraph, 16 of SFAS 140 as contemplated in EITF 96-19. Following is our analysis:

Note Exchange Gain Analysis
As of July, 31, 2007

	Original Notes	New Notes	Gain
Note principle	$ 148,400	140,000	8,400
Accrued interest	13,319		13,319
Total debt exchanged	161,719	140,000	21,719

$21,719 is the precise amount that was recognized in a separate line item under other income and expense in out July 31, 2007 10-QSB. Thus, no change to the financial report is required.

12. We intend to revise Item 3, Controls and Procedures to more clearly state that the certifying officers concluded that the disclosure controls and procedures were effective.